JACKSON L. MORRIS

Attorney at Law
Admitted in Florida and Georgia (inactive)
August 8, 2007
By EDGAR

Mark P. Shuman, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Opticon Systems, Inc.
Commission File No. 000-52488
Registration on Form 10-SB, Amendment No. 2

Ladies and Gentlemen:

Opticon Systems has filed a registration statement on Form 10-SB (registration statement), which became effective on May 1, 2007. Hathaway, Inc., a non-reporting company, proposes to distribute as a dividend to its stockholders shares of Opticon Systems, Inc. At the present time, Hathaway intends to cause the physical distribution of certificates to its stockholders to be made toward the end of August 2007. Opticon Systems does not anticipate a broker-dealer will apply to the NASD for a trading symbol until the staff of the Commission indicates that it has no further comments on the registration statement, as amended. Opticon Systems will have been subject to the reporting requirements of the Securities Exchange Act of 1934 for over ninety days on July 31, 2007.

I have reviewed Staff Legal Bulletin No. 4, issued by the Division of Corporation Finance of the SEC. According to the bulletin, stock of a subsidiary company distributed as a dividend (a "spin-off") by a parent company to the parent company's stockholders must satisfy each of five elements, if the subsidiary's shares are not registered under the Securities Act of 1933 and the certificates therefore do not carry a restrictive legend when delivered to the parent company's stockholders. These five elements are:
- The parent shareholders do not provide consideration for the spun-off shares.
- The spin-off must be pro rata.
- The parent must provide adequate information to its shareholders and the trading markets.
- Valid business purpose for spin-off
- If the parent spins-off "restricted securities," the parent must have held those securities for at least two years.

1. As disclosed in the registration statement, the stockholders of Hathaway will not pay any consideration for the dividend. The distribution will be a dividend "in kind" pursuant to general principles of corporate law.

2. The stockholders of Hathaway will, as disclosed in the registration statement, receive one share of Opticon Systems common stock for each two shares of Hathaway that they own. No stockholder or other person will receive any greater or lesser number of shares than the number to which they are entitled by virtue of their stock ownership in Hathaway.

3. The stockholders and the public trading markets will have all material information as specified in the Commission's registration forms as necessary to make an informed investment decision by virtue of the registration statement, as amended. Accordingly, a public market for the stock of Opticon Systems will not develop in the absence of adequate public information. Furthermore, by the date at which the certificates for the dividend are expected to be physically distributed (toward the end of August 2007) such that a public trading market may begin to develop (and prior to which date a trading symbol will not be available), Opticon Systems will have been subject to the reporting requirements of the Exchange Act for more than ninety days.

4. The business purpose of the distribution is the expectation of enhanced ability of Opticon Systems to obtain funding to pursue its plan of operations. At the time Hathaway acquired Opticon Systems as a wholly owned subsidiary, management of both companies believed that Hathaway would be a more attractive investment than Opticon Systems alone, and thus Hathaway would act as a conduit for funding of Opticon Systems through

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Mark P. Shuman, Esq.
Division of Corporation Finance
August 8, 2007

investment in a subsidiary. Even though Saed Talari has financially supported Opticon Systems since acquisition, Hathaway has determined that it cannot obtain equity funding sufficient for the needs of Opticon Systems under its plan of operations. Management now believes that Opticon Systems will have a better opportunity to obtain equity funding if Opticon Systems' stock is directly traded in the public securities market.

5. Hathaway has acquired 31,612,500 shares of Opticon Systems on July 29, 2005 in the exchange of Hathaway's stock for Opticon's issued and outstanding shares. Opticon issued an additional 1,982,358 shares as a dividend to Hathaway, solely for the purpose of maintaining the one for two ratio in the proposed dividend in Opticon Systems common stock to be paid by Hathaway to its stockholders.

Legal Bulletin requires that stock distributed to a controlling stockholder will be deemed to have been the subject of negotiation between the distributing company and its controlling stockholder. The staff concludes therefore that the stock received by the controlling stockholders is and should be treated as "restricted securities" subject to Rule 144. Saed Talari is a controlling stockholder of Hathaway, an indirectly controlling stockholder of Opticon Systems and will become a directly controlling person of Opticon Systems following the dividend. Accordingly, the certificates issued to Mr. Talari will carry a restrictive legend and be subject to a stop order lodged with the transfer agent. Mr. Talari will be required to satisfy the requirements of Rule 144, including a holding period beginning on the date of distribution, before selling any of the Opticon Systems shares.

In answer to the question, "Does the subsidiary have to register the spin-off under the Securities Act?", the staff provides the answer - "The subsidiary does not have to register the spin-off if five conditions [described above] are met.

In connection with the element number 3 above, the staff indicates that when the subsidiary is a non-reporting company, the parent must provide information to its stockholders that "substantially complies with Regulation 14A or Regulation 14C under the Exchange Act".

The staff states, further, that:
If the subsidiary is a reporting company [such as Opticon Systems], the parent may provide less information about the spin-off to its shareholders. In this situation, the parent provides adequate information if, by the date it spins-off the securities:
* the subsidiary has been subject to the Exchange Act reporting requirements for at least 90 days;
* the subsidiary is current in its Exchange Act reporting; and
* the parent gives its shareholders information about the ratio it used to compute the number of shares distributed for each share held, how it will treat fractional shares, and the spin-off's expected tax consequences.

Based on the foregoing evaluation of the facts related to Opticon Systems and the proposed dividend distribution of its shares to the stockholders of Hathaway, it is my opinion that the distribution by Hathaway to its stockholders of the shares of Opticon Systems satisfy the five elements outlined above, as described above, and therefore the dividend distribution is not required to be registered under the Securities Act of 1933.

cc:  Hathaway, Inc.
       Opticon Systems, Inc.
       Island Stock Transfer